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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        OACIS HEALTHCARE HOLDINGS CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                        OACIS HEALTHCARE HOLDINGS CORP.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                 00175167107510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                   JIM MCCORD
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        OACIS HEALTHCARE HOLDINGS CORP.
                          1101 FIFTH AVENUE, SUITE 200
                              SAN RAFAEL, CA 94901
                                 (415) 482-4400

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                              KENNETH L. GUERNSEY
                                 KARYN R. SMITH
                               COOLEY GODWARD LLP
                               ONE MARITIME PLAZA
                                   20TH FLOOR
                          SAN FRANCISCO, CA 94111-3580
                                 (415) 693-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Oacis Healthcare Holdings Corp., a Delaware corporation (the "Company"), and the principal executive offices of the Company are located at 1101 Fifth Avenue, Suite 200, San Rafael, CA 94901. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by Oscar Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Science Applications International Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 26, 1999 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $4.45 per Share, net to the seller in cash, without any interest (such amount, or any greater amount per Share paid pursuant to the Offer, the "Per Share Amount"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 26, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-1.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation").

     At the Effective Time (as defined below), each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent or any subsidiary of Parent (collectively, "Ineligible Shares") and other than Shares held by stockholders properly exercising appraisal rights, if any, under Delaware Law ("Dissenting Shares")) will be converted automatically into the right to receive the Per Share Amount. "Effective Time" means the time at which the Company and Purchaser file a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware or such later time as is specified in the Certificate of Merger. The Merger Agreement is more fully described in Item 3.

     The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the condition that at least a majority of the Shares outstanding on a fully diluted basis shall be validly tendered, and not withdrawn, prior to the expiration date of the Offer. As of February 21, 1999 certain stockholders of the Company (the "Stockholders") entered into Stockholder Agreements with the Company (the "Stockholder Agreements") pursuant to which each of the Stockholders has, among other things,
(i) agreed to validly tender (and not withdraw) pursuant to the Offer, all Shares owned by it, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and (iii) granted to Purchaser an irrevocable proxy to vote such shares in favor of the transactions contemplated by the Merger Agreement. The Shares owned by the Stockholders and subject to the Stockholder Agreements equal 6,267,216 Shares and represented approximately 47% of the Shares outstanding (on a fully diluted basis) as of February 19, 1999.

     According to the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 10260 Campus Point Drive, M/S F3, San Diego, CA 92121.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described or referred to in the attached Annex A or set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or
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potential conflicts of interest between the Company or its affiliates and (i)
the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as defined below) and certain other conditions that are described below in "-- Conditions to the Offer". The Purchaser has agreed that no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described below in "-- Conditions to the Offer". Purchaser may, without the consent of the Company, (i) extend the Offer, if at any scheduled or extended expiration date of the Offer any of the conditions set forth in "-- Conditions to the Offer" or the Minimum Condition is not satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer or any period required by applicable law and (iii) extend the Offer on one or more occasions, if on such expiration date there has not been validly tendered in accordance with the term of the Offer and not withdrawn at least a majority of the outstanding Shares. For a description of Purchaser's right to extend the period of time during which the Offer is open and to amend, delay or terminate the Offer, see Sections 15 and 16 of the Schedule 14D-1. The "Minimum Condition" means that at least a majority of the total number of Shares outstanding on a fully diluted basis have been tendered and not withdrawn prior to the expiration date of the Offer.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time, Purchaser shall be merged with and into the Company in accordance with Delaware Law. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the Surviving Corporation.

     Pursuant to the Merger Agreement, (i) each Ineligible Share shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (iii) each Share, except Ineligible Shares and Dissenting Shares, outstanding immediately prior to the Effective Time shall be converted into the right to receive $4.45 per Share in cash, without interest.

     At the Effective Time, the Certificate of Incorporation of Purchaser in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be "Oacis Healthcare Holdings Corp." The bylaws of Purchaser in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

     Conditions to the Offer. Notwithstanding any other provisions of the Offer, subject to the terms of the Merger Agreement, Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer, if (i) the Minimum Condition shall not have been satisfied by June 30, 1999, (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall not have expired or been terminated by June 30, 1999 or (iii) at any time on or

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after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) there shall be threatened, instituted or pending any action, suit, investigation or proceeding (collectively, a "Proceeding") (1) by any Person (as defined below), foreign or domestic (except a government or governmental authority or agency, domestic or foreign (each a "Governmental Authority")), if there is a reasonable possibility that such Proceeding will be decided in such Person's favor or (2) by any Governmental Authority, in any case, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares pursuant to the Offer or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit Parent's ownership or operation (or that of its subsidiaries or Affiliates (as defined below)) of all or any material portion of the business or assets of the Company and the Subsidiaries (as defined below), taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its subsidiaries or Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or Affiliates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Parent or any of its subsidiaries or Affiliates of any Shares, or (v) that otherwise would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below) on the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole; or

          (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

          (c) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time; provided, however, that in the event that the Company's representations regarding year 2000 compliance are not true, then Parent shall be required to accept for payment and pay for all Shares validly tendered and not withdrawn, so long as the Company has (i) cured such inaccuracy prior to the consummation of the Offer or (ii) demonstrated to Parent that such inaccuracy can be cured without having a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; or

          (d) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal (as defined below) or the Company Board shall have withdrawn or modified in a manner adverse to Parent such Board approval or recommendation of the Offer or the Merger; or

          (e) any Person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (other than Parent, Purchaser or any Affiliate thereof) shall have acquired beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 50% of the Shares; or

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          (f) the Merger Agreement shall have been terminated in accordance with its terms,

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment of or payment. For purposes of the Merger Agreement: (i) "Person" means an individual, a corporation, a limited liability company, a partnership, an association, or trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof;
(ii) "Affiliate" of any Person means any other Person controlling, controlled by or under common control with such Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise; (iii) "Subsidiary" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company; (iv) "Material Adverse Effect" means any change or effect that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the Company and the Subsidiaries taken as a whole or Parent and its subsidiaries taken as a whole, as the case may be; and (v) "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving the Company or any Subsidiary, the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary, other than the Merger; provided, however, that it shall not include sales of products or services made in the ordinary course of business consistent with past practices.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Purchaser and Parent and may, subject to the provisions of the Merger Agreement set forth under "-- The Offer" above, be waived by Purchaser or Parent in whole or in part at any time and from time to time in their discretion. The Merger Agreement provides that failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

     Stockholder Meeting; Proxy Material. The Merger Agreement provides that the Company shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable following the consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement, unless a vote is not required under Delaware Law. Subject to fiduciary obligations under applicable law as advised in writing by Company Counsel, the Company's Board of Directors (the "Company Board") shall recommend such approval and adoption of the Merger Agreement. In connection with such meeting, the Company will (a) promptly prepare and file with the SEC, will use its best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Company proxy statement and all other proxy materials for such meeting, (b) use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the Merger and (c) otherwise comply with all legal requirements applicable to such meeting. For purposes of the Merger Agreement, "Company Counsel" means Cooley Godward LLP.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

          (a) if required by Delaware Law, the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with such law;

          (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

          (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit consummation of the Merger; and

          (d) Parent shall have purchased Shares pursuant to the Offer.
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     Termination of the Merger Agreement. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger Agreement by the stockholders of the Company:

          (a) by mutual written consent of the Company and Parent;

          (b) by either the Company or Parent, if the Offer has not been consummated by June 30, 1999;

          (c) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

          (d) by Parent, if the Merger Agreement shall not have been approved and adopted by a majority of the Shares entitled to vote as required under Delaware Law by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

          (e) by Parent, in the event of any breach by any stockholder of any of such stockholder's obligations under any of the Stockholder Agreements;

          (f) by Parent, if (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement with respect to any Acquisition Proposal, or (ii) the Company Board shall have withdrawn or modified in a manner adverse to Parent the Company Board's approval or recommendation of the Offer or the Merger;

          (g) by Parent, if the Company shall have breached or failed to observe or perform certain representations or obligations under the Merger Agreement; or

          (h) by the Company, upon payment to Parent of the amounts referred to in "-- Fees and Expenses" below, if prior to a duly called meeting of the stockholders of the Company for the purpose of voting on the approval and adoption of the Merger Agreement, the Company Board shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger in order to permit the Company to execute an agreement in connection with an Acquisition Proposal with respect to the Company which the Company Board determines in good faith (based on the presentation of an investment banking firm of national reputation) to be more favorable to the Company's stockholders than the Merger.

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it will become void and of no effect with no liability thereunder on the part of any party thereto except that (a) the provisions of the Merger Agreement related to fees and expenses described in "-- Fees and Expenses" below and certain other provisions of the Merger Agreement shall survive termination and (b) no such termination shall relieve any party of any liability or damages resulting from any breach by that party of the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such costs and expenses. Notwithstanding the above, the Merger Agreement provides that the Company shall pay Parent a fee in immediately available funds equal to $2.5 million promptly, but in no event later than two business days if:

          (i) the Merger Agreement is terminated pursuant to paragraphs (e) through (h) of "-- Termination of the Merger Agreement" above; or

          (ii) (A) prior to the termination of the Merger Agreement, an Acquisition Proposal is commenced, publicly proposed or publicly disclosed and (B) the Merger Agreement is terminated pursuant to paragraph (b) or (d) of "-- Termination of the Merger Agreement" above.

     Other Offers. The Company has agreed in the Merger Agreement that, from the date of the Merger Agreement until the termination thereof, the Company and the Subsidiaries and the officers, directors, employees or other agents of the Company and the Subsidiaries will not, directly or indirectly, (i) take any

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action to solicit, initiate or encourage any Acquisition Proposal or (ii) except as may be required, in response to an unsolicited bona fide written Acquisition Proposal, in order to comply with the fiduciary duties of the Company Board under applicable law as advised in writing by Company Counsel, engage in negotiations with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person. The Company has agreed that it will promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the relevant Acquisition Proposal and set forth the material terms thereof) Parent after (i) the Company has received any Acquisition Proposal, (ii) the Company has been advised that any Person is considering making an Acquisition Proposal, or (iii) the Company has received any request for nonpublic information relating to the Company or any Subsidiary, or for access to the properties, books or records of the Company or any Subsidiary, by any Person. The Company has agreed to keep Parent fully informed of the status and details of any such Acquisition Proposal or request. In addition, the Company has agreed that it shall not engage in negotiations with, or disclose any nonpublic information to, any such Person unless it received from such Person an executed confidentiality agreement with terms no less favorable to the Company than the Mutual Non-Disclosure Agreement effective as of November 4, 1998 between Parent and the Company (the "Mutual
Non-Disclosure Agreement"). The Company has further agreed that it shall, and shall cause its Subsidiaries and the Company's directors, officers, employees, financial advisors and other agents or representatives to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal.

     Conduct of the Business by the Company. The Merger Agreement provides that during the period from the date of the Merger Agreement and until the Effective Time, the Company and the Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. In addition, from the date of the Merger Agreement until the Effective Time:

          (a) the Company will not adopt or propose any change in its certificate of incorporation or bylaws;

          (b) the Company will not, and will not permit any Subsidiary to, merge or consolidate with any other Person or acquire a material amount of assets of any other Person;

          (c) the Company will not, and will not permit any Subsidiary to, sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;

          (d) the Company will not, and will not permit any Subsidiary to, settle or compromise any suit or claims or threatened suit or claim relating to the transactions contemplated by the Merger Agreement;

          (e) the Company will not, and will not permit any Subsidiary to (i) take, agree or commit to take any action that would make any representation and warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty (including, without limitation, the Company's representations and warranties regarding conduct of the business in the ordinary course and absence of certain changes) from being inaccurate in any respect at any time; and

          (f) the Company will not, and will not permit any Subsidiary to, agree or commit to do any of the foregoing.

     Board of Directors. The Merger Agreement provides that, effective upon the acceptance for payment by Purchaser pursuant to the Offer of a number of shares that satisfies the Minimum Condition, Parent shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this paragraph) multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent
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(including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed in the Merger Agreement to take all actions necessary to cause Parent's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors. The Company will also use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company Board of (a) each committee of the Company Board and (b) each board of directors (and committee thereof) of each Subsidiary. Notwithstanding the foregoing, the Company shall use its best efforts to cause at least two members of the Company Board as of the date of the Merger Agreement who are not employees of the Company to remain members of the Company Board until the Effective Time.

     Stock Options. The Merger Agreement provides that at the Effective Time, each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (other than the Company's 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan") described below), whether or not such option is then yet vested or exercisable, shall be canceled, and Parent shall pay the option holder in cash at the Effective Time for each such option an amount determined by multiplying (i) the excess, if any, of the Per Share Amount over the applicable exercise price per share of such option by (ii) the number of shares to which such option relates.

     Dissenting Shares. Notwithstanding any provision of the Merger Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the consideration otherwise payable in the Merger, unless such stockholder fails to perfect or withdraws or otherwise loses his right to appraisal. If after the Effective Time such stockholder fails to perfect or withdraws or loses his right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the consideration otherwise payable in the Merger. The Company shall give Parent prompt notice of any demands received by the Company for the appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

     Employee Stock Purchase Plan. The Merger Agreement provides that as of the Effective Time, the Stock Purchase Plan shall be terminated. Parent shall pay each participant under such Stock Purchase Plan in cash at the Effective Time, an amount determined by multiplying (i) the Per Share Amount by (ii) the number of shares such participant could have purchased under the Stock Purchase Plan based on his or her account balance under the Stock Purchase Plan immediately prior to the Effective Time. After the Effective Time, employees of the Company will be eligible to participate in Parent's 1998 Employee Stock Purchase Plan.

     Amendments; No Waivers. The Merger Agreement provides that any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     The Merger Agreement also provides that failure or delay by any party in exercising any right, power or privilege under the Merger Agreement shall not operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings, financial statements, disclosure documents, absence of certain changes, certain material contracts, absence of undisclosed material liabilities, litigation, taxes, employee matters, compliance with laws, finders' fees, patents and other proprietary rights, real property, environmental matters and year 2000 compliance.

THE STOCKHOLDER AGREEMENTS

     The following is a summary of the Stockholder Agreements entered into between Purchaser and the following stockholders of the Company: Information Partners Capital Fund, L.P., BCIP Associates, BCIP Trust Associates, L.P., Sutter Hill Ventures, InterWest Partners V, L.P., IMS Health Incorporated, Sequoia Capital Growth Fund, Sequoia Technology Partners III, WPG Enterprise Fund II, L.L.C., and Weiss, Peck & Greer Venture Associates III, L.L.C. (each a "Stockholder"), copies of which are filed as Exhibits to the Schedule 14D-1. The following summary is qualified in its entirety by reference to the Stockholder Agreements.

     Agreement to Tender. Pursuant to the Stockholder Agreements, each Stockholder irrevocably and unconditionally agrees to validly tender (and not withdraw), pursuant to and in accordance with the terms of the Offer, all of the shares of capital stock of the Company that such Stockholder beneficially owns as of the date of the Stockholder Agreement as well as any additional shares of capital stock of the Company that such Stockholder may beneficially own, whether acquired by purchase, exercise of options or otherwise, at any time after the date of the Stockholder Agreement and prior to the expiration of the Offer, as the expiration of the Offer may be extended from time to time (the "Stockholder Shares"). Within five business days after the commencement of the Offer, such Stockholder shall deliver to ChaseMellon Shareholder Services, L.L.C., the Depositary (i) a letter of transmittal with respect to the Stockholder Shares complying with the terms of the Offer, (ii) certificates representing all of the Stockholder Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

     Voting Agreements. Pursuant to the Stockholder Agreements, each Stockholder irrevocably and unconditionally agrees to vote or cause to be voted all shares that such Stockholder is entitled to vote at the time any vote of the stockholders of the Company is taken on such matters in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby and (ii) against any (A) Acquisition Proposal (other than the Merger), (B) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, (C) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (D) other matter relating to, or in connection with, any of the matters referred to in clause (A), (B) or (C) above.

     Grant of Proxy. Pursuant to the Stockholder Agreements, each Stockholder irrevocably and unconditionally grants a proxy appointing Purchaser as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the section on "-- Voting Agreement" above as Purchaser or its proxy or substitute shall, in Purchaser's sole discretion, deem proper with respect to the Shares.

     Other Offers. According to the Stockholder Agreements, from the date thereof until the termination thereof, each Stockholder and the officers, directors, employees or other agents of such Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to any Person. Stockholder will promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the relevant Acquisition Proposal and set forth the material terms thereof) Purchaser after
(i) such Stockholder has received any Acquisition Proposal, (ii) such Stockholder has been advised that any Person is considering making an Acquisition Proposal, or (iii) such Stockholder has received any request for nonpublic information relating to the Company or any Subsidiary, or for access to the properties, books or records of the Company or any Subsidiary, by any Person. Stockholder will keep Purchaser fully informed of the status and details of any such Acquisition Proposal or request. Stockholder shall, and shall cause its directors, officers, employees, financial advisors and other agents or representatives to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal.

     Representations and Warranties. The Stockholder Agreements contain customary representations and warranties of the parties thereto.

     No Proxies for or Encumbrances on Stockholder Shares. Except pursuant to the terms of the Stockholder Agreements, each Stockholder agrees that, without the prior written consent of Purchaser, such Stockholder will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber, mortgage or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, mortgage or other disposition of, any Stockholder Shares during the term of the Stockholder Agreements.

     Appraisal Rights. Each Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Stockholder Shares which may arise with respect to the Merger.

     Amendments; Termination. Any provision of the Stockholder Agreements may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party or in the case of a waiver, by the party against whom the waiver is to be effective. Each Stockholder Agreement will terminate on the earlier to occur of the consummation of the Merger or 18 months after the date of the Stockholder Agreement.

EMPLOYMENT MATTERS

     On February 19, 1999, Parent concluded retention letter agreements (the "Retention Letter Agreements") with several employees of the Company, namely with Louis Bunz, John Churin, Louis Delzompo, Stephen Ghiglieri, Jim Kennick, Richard Larsen, Jim McCord, and Lee Ann Slinkard. The agreements provide for, among other things, the employee's 1999 salary, guaranteed bonus and employee benefits as well as a special retention package. On February 19, 1999 and February 20, 1999 Parent also concluded non-solicitation agreements (the "Non-Solicitation Agreements") with the employees named above, which provide, among other things, that, if the employee ceases to be employed by the Company or by Parent, the employee shall not solicit any person employed by the Company or by Parent to terminate such person's employment. On February 20, 1999, the Company, Oacis Healthcare Systems, Inc. and John Kingery entered into an amendment to executive severance benefits agreement (the "Amendment to Executive Severance Benefits Agreement") providing for, among other things, termination of Mr. Kingery's employment with the Company and payment to him of severance in the gross amount of $325,000. Copies of the Retention Letter Agreements, the Non-Solicitation Agreements and the Amendment to Executive Severance Benefits Agreement are filed as Exhibits to the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to the agreements.

MUTUAL NON-DISCLOSURE AGREEMENT

     Pursuant to the Mutual Non-Disclosure Agreement, each of Parent and Company has agreed that at all times until termination or expiration of the Mutual Non-Disclosure Agreement, it will hold in strict confidence and not disclose to any third party confidential information of the other party, except as approved in writing by such other party, and will use confidential information for no purpose other than evaluating or pursuing a business relationship with the other party. A copy of such agreement is filed as an Exhibit to the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to such agreement.

EXCLUSIVITY AGREEMENT

     In the Exclusivity Agreement concluded on January 15, 1999 between Parent and the Company (the "Exclusivity Agreement"), the Company, subject to certain exceptions, agreed to negotiate exclusively with Parent with respect to a possible acquisition of the Company until February 15, 1999. The Exclusivity Agreement also provided that the Company would reimburse Parent for expenses incurred by Parent in the event the Company failed to engage in good faith negotiations or if, in accordance with the fiduciary duties of the Company's Board of Directors, the Company engaged in discussions with another potential bidder. On February 13, 1999, the Company extended the exclusivity period from February 15, 1999 to February 19, 1999. A copy of such agreement and the amendment letter are filed as Exhibits to the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to such agreement and amendment.

EMPI LICENSE AGREEMENT

     On January 26, 1996, Parent and Oacis Healthcare Systems, Inc. entered into an agreement (the "License Agreement") pursuant to which Parent licensed certain technology which is currently marketed under the name "Enterprise Member Patient Index" or "EMPI", and which was at the time being developed by Parent. In consideration of the grant of the license and in accordance with the License Agreement, the Company made one payment in the amount of $400,000 in 1997 and one payment in the amount of $300,000 in 1998 to Parent.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

BACKGROUND

     Since the Company's initial public offering in May 1996, the Company has been active in seeking out and reviewing opportunities to maintain and strengthen its technical leadership, while providing additional scale, marketing resources and distribution to further its position as a leading provider of clinical information systems. The Company Board and senior management believed that increased consolidation among both its customers and competition was likely, thus providing larger companies with greater scale, distribution and marketing advantages.

     In July 1998, the Company engaged Covington Associates LLC ("Covington") to explore alternatives for the Company, including either the sale of the Company or the establishment of one or more strategic partnership(s). Company management and Covington identified potential partners and/or acquirors that would provide the Company with, among other things, improved distribution channels, an interest in exploiting the technology with differing business models and recognition of the value of clinical data amassed in a data repository as a way of further leveraging the value of the data. During the second and third quarter of 1998, Company management and Covington met with nine parties to provide management presentations in connection with the potential sale of the Company.

     On August 7, 1998, Tracy Trent, Group Senior Vice President of Parent, met with Jim McCord, the Company's Chief Executive Officer, to discuss various aspects of the commercial relationships between Parent and the Company.

     From late September through December 1998, the Company conducted meetings with the nine parties who received management presentations from Covington. Of these nine parties, two companies (in addition to Parent) expressed interest in having further discussions regarding an acquisition of the Company, and the Company engaged in discussions with those parties throughout the fourth quarter of 1998. The first party, Company A, ultimately decided not to pursue a transaction with the Company because Company A was unable to obtain financing it had been seeking. The second party, Company B, continued to engage in discussions with the Company through December 1998, but did not make an offer for the Company, despite the significant efforts of Covington and the Company's management team.

     In mid-October 1998, Covington informed Parent that the Company was exploring strategic alternatives and inquired as to Parent's potential interest in acquiring the Company. On November 4, 1998, Parent and the

Company entered into the Mutual Non-Disclosure Agreement, and Parent began to conduct due diligence thereafter. On November 24, 1998, the Company's management team made a presentation to a group of executives of Parent.

     Throughout the remainder of November and December, representatives of Parent, the Company and Covington held discussions regarding a range of financial and operational aspects of a potential acquisition transaction. In addition, Parent indicated to the Company that it would proceed with an acquisition of the Company only if certain principal stockholders of the Company executed agreements pursuant to which such stockholders would agree, among other things, to support any acquisition of the Company by Parent.

     Between January 5, 1999 and January 8, 1999, representatives of Parent and the Company had further discussions concerning the proposed structure of a possible acquisition. On January 8, 1999, the Company Board held a telephonic meeting to discuss the status of the Company's discussions and negotiations with prospective partners and authorized the Company to enter into exclusive negotiations with Parent. At this time, the Company had not received any other offers to purchase the Company, and prospects for offers from other parties seemed remote. In addition, before proceeding further with negotiations, Parent required that the Company enter into the Exclusivity Agreement.

     On January 15, 1999, Parent and the Company entered into the Exclusivity Agreement requiring the Company to cease all discussions and negotiations with other parties and (subject to certain exclusions) to negotiate exclusively with Parent until no later than February 15, 1999. The Exclusivity Agreement also provided that the Company would reimburse Parent for expenses incurred by Parent in the event the Company failed to engage in good faith negotiations or if, in accordance with the fiduciary duties of the Company Board, the Company engaged in discussions with another potential bidder. During this period, Parent and the Company continued negotiations, and Parent continued its due diligence investigation. On February 13, 1999, the expiration date of the Exclusivity Agreement was extended to February 19, 1999.

     Between January 15, 1999 and February 21, 1999, Parent conducted additional due diligence and the Company, Covington, Company Counsel, Parent and Davis Polk & Wardwell, Parent's counsel, had numerous discussions and continued negotiations with respect to the purchase price, the draft of the definitive agreement, employment-related issues and other material terms and conditions of the transaction.

     On February 20, 1999, the Company Board held a telephonic meeting with the Company's senior management and representatives of Company Counsel and Covington to review and discuss the proposed transaction and its material terms. At this meeting, Covington presented materials underlying its oral opinion and provided a written opinion that the consideration to be offered by Parent to the stockholders of the Company in the transaction was fair, from a financial point of view, to such stockholders. After extensive discussion, the Company Board unanimously approved the transaction.

     On February 21, 1999, the Merger Agreement and the Stockholder Agreements were executed. The transaction was publicly announced on February 22, 1999.

RECOMMENDATION

     THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER DESCRIBED HEREIN, UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to the Company's stockholders communicating the Company Board's recommendation is filed herewith as Exhibit 5 and is incorporated herein by reference.

REASONS FOR THE RECOMMENDATION

     At its meeting held on February 20, 1999, as discussed above, the Company Board unanimously approved the Offer and the Merger, unanimously determined that the terms of the Offer and the Merger were fair to, and in the best interest of, the Company's stockholders, and unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its recommendations to the stockholders of the Company with respect to the Offer and the Merger, the Company Board considered a number of factors, the material ones being the following:

     Competitive Environment. The Company Board reviewed the competitive environment in which the Company operates and the increasing difficulty the Company faces in its ability to achieve sales of its products and services. The Company Board noted that the Company's customers and prospects increasingly focus on the Company's size, lack of historical profitability and general financial strength in making decisions as to whether to acquire the Company's products and services. The Company Board considered various alternatives to address the issues of scale and financial strength including: (a) raising additional private or public equity, (b) restructuring the Company around a subset of the Company's current product and service offerings, and (c) creating strategic partnership relationships. The Company Board concluded that the Merger and the Offer presented the most attractive opportunity for the Company to achieve the required scale and financial strength required for it to successfully compete in its market.

     The Company Board also considered the industry's continuing demand for increased software application functionality, which requires increased investment by the Company to be competitive in the marketplace. This factor, combined with the focus on financial strength, profitability and the need for scale, contributed to the Company Board's conclusion to support the Merger and the Offer.

     Historical Stock Price Performance. The Company Board reviewed the historical stock price performance of the Company relative to comparable companies and to the broader stock market as a whole. The Company Board noted that the Company historically underperformed with respect to both comparable companies and the broader stock market as a whole. This underperformance primarily was due to (a) the Company's history of operating losses and (b) a perception by the financial community that the Company's revenue and, accordingly, its prospects for profitability, were unpredictable and volatile (primarily due to (i) industry factors such as a continuing trend by the Company's customers to consolidate through merger and acquisition activity, (ii) the diversion of resources by the Company's customers to address year 2000 issues and (iii) the fact that the Company relies on a relatively few number of sales to generate the majority of its revenue), with the timing of such revenue having potentially material adverse effects on the Company's results of operations. Additionally, the Company Board noted that the Company's stock price would likely continue to remain undervalued relative to the industry and broader market as a result of the Company's limited public float (shares of the Company held by the public) and low trading volume. The Company thus was faced with the decision of how to achieve the best return for its stockholders while continuing to strive to achieve its business and operating goals. The Company Board noted that the price being offered by Parent in the Offer and Merger represented a very attractive blended multiple for the Company relative to comparable companies and the Company's historical stock price performance.

     The Company Board noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger, taken together, would represent a premium of approximately 37% and 40% over the closing price of the Shares on the Nasdaq National Market on February 19, 1999 (the last full trading day prior to announcement of the execution of the Merger Agreement) and the average closing price of the Shares during the preceding week, respectively, and a substantial premium over the average trading price of these Shares for the previous three to five months. THE COMPANY BOARD DID NOTE, HOWEVER, THAT THE SHARES HAD TRADED IN EXCESS OF THE PRICE BEING OFFERED IN THE OFFER AND THE MERGER WITHIN THE PRIOR 12 MONTH PERIOD.

     Complementary Business Fit. The Company Board noted the strong business fit between the product lines and services of the Company and Parent. The Company's long-term strategy for several years has been based on the concept of open software architectures facilitating interoperability between products and systems from multiple suppliers. Parent shares a similar business strategy but has focused on information services rather than software products. The Company Board believes that combining the Company's software products with Parent's strength in services and systems integration will provide the Company with a much stronger and more complete offering to integrated health care delivery networks, which are becoming the dominant market for the Company's products. These organizations often prefer to purchase complete packages of products and services from a single supplier. Parent has existing contractual arrangements with several large delivery organizations that represent attractive market opportunities for the Company's products and also offer the Company a means of entering additional markets such as government hospitals.

     Operational Benefits for Combined Companies. The Company Board noted that there were significant opportunities for synergies between the Company and Parent, particularly in the areas of general corporate infrastructure and the enhanced service component of the combined companies.

     Other Potential Transactions. The Company Board considered whether any other person would be interested in an acquisition of the Company at this time on more attractive terms. The Company Board discussed the other significant companies in the Company's industry and concluded that Parent's proposed acquisition was the only viable proposal generated by Covington's solicitation of potential offers to acquire the Company. In this connection, the Company Board reviewed information regarding the preliminary discussions between the Company and Parent (see " -- Background" above).

     Financial Condition, Results of Operations, Business and Prospects of the Company. The Company Board considered the Company's financial condition, results of operations, business and prospects, including its prospects if it were to remain independent. The Company Board discussed the Company's current strategic plan, including its expansion plans and the risks for the Company involved in its implementation. The Company Board also discussed the competitive environment in which the Company operates, including the prospects for a general economic slow down and the additional economies of scale and product depth that would become available if the Merger were to occur.

     Competing Offers; Breakup Fee. The Company Board considered that under the Merger Agreement, the Company shall not solicit, initiate or encourage any inquiries or proposals that may reasonably be expected to lead to any Acquisition Proposal, or engage in any discussions or negotiations regarding any Acquisition Proposal (see "The Merger -- Other Offers" in Item 3 above) and noted that if the Company receives an offer superior in its terms to the Offer and Merger, provides information to, or negotiates with, such competing bidder and approves or recommends a tender offer competing with the Offer, the Company may be required to pay Parent a termination fee of $2.5 million (see "The Merger Agreement -- Fees and Expenses" in Item 3 above). However, the existence of the Stockholder Agreements makes it significantly less likely that any third party would make a proposal to acquire the Company, as the Stockholders own an aggregate of approximately 47% of the outstanding Shares of the Company (on a fully diluted basis) and have agreed to tender their Shares to the Offer and otherwise support the Offer and Merger.

     Financial Advisor Presentations. The Company Board took into account the advice and presentations of Covington with respect to the financial and other terms of the Offer and the Merger and the opinion of Covington (the "Covington Opinion") that the consideration to be received, pursuant to the Merger Agreement, by holders of Shares in the Offer and the Merger, is fair from a financial point of view to such holders. A copy of the Covington Opinion is filed as Exhibit 6 to this Statement and is incorporated herein by reference. Holders of Shares should read the opinions in their entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Covington.

     Terms and Conditions of the Offer and the Merger. The Company Board also considered the terms and conditions of the Offer and the Merger as well as the terms of the Stockholder Agreements. The Company Board noted that the transaction was being structured as a cash tender offer for all of the outstanding Shares and the consideration to be received in the Merger would be available to holders of Shares on the same basis. The Company Board considered that the Stockholders, as principal stockholders, were committing to the transaction but were not being afforded any preferential treatment in connection with the Offer or the Merger. The Company Board also considered the implications of the Stockholder Agreements for the minority stockholders of the Company. The Company Board noted the limited conditions to Parent's obligations to consummate the Offer.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

     THE FULL TEXT OF THE COVINGTON OPINION IS ATTACHED AS EXHIBIT 6 HERETO. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE COMPANY BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED PURSUANT TO THE MERGER AGREEMENT, BY HOLDERS OF SHARES IN THE OFFER AND THE MERGER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

THE COVINGTON ENGAGEMENT

     The Company has retained Covington to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated July 24, 1998, between the Company and Covington (the "Engagement Letter"), the Company has agreed to pay Covington Associates (i) a non-refundable monthly retainer fee of $5,000 in cash per month, commencing on July 1, 1998 (the "Monthly Retainer") and (ii) a transaction fee (the "Transaction Fee") based on the percentage of the aggregate Purchase Price (as defined below), set forth on the schedule below, paid in a Merger Transaction (as defined below) consummated by the Company during the term of Covington's engagement or at any time during the 12 months following the termination by the Company of such engagement (provided that the other party to the Merger Transaction was introduced to the Company during the term of Covington's engagement):

                                                              FEE PERCENTAGE OF
             TRANSACTION SIZE (PURCHASE PRICE)                 PURCHASE PRICE
             ---------------------------------                -----------------
Less than $50,000,000.......................................        1.40%
At least $50,000,000 but less than $60,000,000..............        1.34
At least $60,000,000 but less than $70,000,000..............        1.28
At least $70,000,000 but less than $80,000,000..............        1.22
At least $80,000,000 but less than $90,000,000..............        1.16
Greater than $90,000,000....................................        1.10

     The Monthly Retainer may be increased or decreased if, by mutual agreement of the Company and Covington, the workload merits such increase or decrease. The Company also agreed to reimburse Covington for its reasonable out-of-pocket expenses, not to exceed $25,000 in the aggregate without the Company's prior written consent. In addition, any Monthly Retainers paid by the Company shall be offset against any Transaction Fee paid to Covington upon consummation of a Merger Transaction.

     In addition, the Company agreed to pay Covington a fee of $150,000 (the "Fairness Opinion Fee") for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company and its stockholders in connection with a Merger Transaction, subject to the following reduction based on the Purchase Price:

                                                              REDUCTION IN FAIRNESS
             TRANSACTION SIZE (PURCHASE PRICE)                     OPINION FEE
             ---------------------------------                ---------------------
Less than $50,000,000.......................................        $ 75,000
At least $50,000,000 but less than $60,000,000..............         100,000
At least $60,000,000 but less than $70,000,000..............         125,000
Greater than $70,000,000....................................         150,000

     For purposes of the Engagement Letter, "Purchase Price" means an amount equal to the sum of the aggregate fair market present value of any securities issued (including options to acquire common stock), earn-out and cash consideration paid to the Company or its security holders and option holders plus the assumption of any interest bearing indebtedness of the Company by a purchaser in connection with a Merger Transaction. The fair market value of any such securities issued to the Company will be the value determined by the Company and Covington on the date of the closing of a Merger Transaction. The value of any shares received by the Company or its stockholders shall be based on the average per share closing price over the ten trading days immediately preceding the date prior to the closing of a Merger Transaction. For purposes of calculating the value of any stock options delivered by a public company as part of the consideration received by the Company or its stockholders, the Company and Covington shall agree on the value of such stock options based on the Black Scholes option pricing model. "Merger Transaction" means (a) any merger, consolidation, reorganization or other business combination pursuant to which more than 50% of the Company's business or operations is sold to a non-affiliated third party or (b) the acquisition, directly or indirectly, by a non-affiliated third party of more than 50% of the capital stock or assets of the Company by the way of tender or exchange offer, negotiated purchase or otherwise, whether effected, in either case, in one transaction or a series of related transactions.

     In connection with the Offer and the Merger, Covington will receive an aggregate of approximately $865,000 for services provided to the Company.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     Other than as described in the next paragraph, there have been no transactions in Shares of the Company that were effected during the past 60 days by the Company or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (a) AND (b). Pursuant to the Stockholder Agreements, the Stockholders, each of which either is, or is affiliated with, a director or affiliate of the Company, and all of which together own an aggregate of 6,267,216 Shares (representing approximately 47% of the Shares outstanding on (on a fully diluted basis) February 19, 1999) have (i) agreed to tender all Shares covered by the Stockholder Agreements into the Offer, (ii) vote their Shares in favor of the Merger, and if necessary, to vote their Shares against any competing merger or business combination proposal or any other proposal that could impede the Merger, and (iii) granted to Purchaser an irrevocable proxy to vote their Shares in accordance with the foregoing. See "The Stockholder Agreements" under Item 3 above.

     To the knowledge of the Company, each of the Company's directors and executive officers currently intend to tender all Shares owned beneficially or of record by him or her.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) AND (b). As described under Item 3 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company. See "The Merger Agreement -- Other Offers" in Item 3 above.

     The Company does not presently intend to solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) except as may be required, in response to an unsolicited bona fide written Acquisition Proposal, in order to comply with the fiduciary duties of the Company Board, under applicable law as advised in writing by Company Counsel, in any discussions or negotiations regarding any Acquisition Proposal. See "The Merger Agreement -- Other Offers" in Item 3 above.

     Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, a copy of which is attached as Annex A to this Statement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

     Exhibit 1: Agreement and Plan of Merger, dated as of February 21, 1999, among Science Applications International Corporation, Oscar Acquisition Corporation and Oacis Healthcare Holdings Corp. (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of Science Applications International Corporation and Oscar Acquisition Corporation filed with the Securities and Exchange Commission on February 26, 1999 (the "Schedule 14D-1"))

     Exhibit 2: Stockholder Agreements, dated as of February 21, 1999, among Parent and each of the Stockholders (incorporated by reference to Exhibits (c)(2) through (c)(11) of the Schedule 14D-1).

     Exhibit 3: Text of Press Release dated February 22, 1999, issued by Science Applications International Corporation.

     Exhibit 4: Text of Press Release dated February 22, 1999, issued by Oacis Healthcare Holdings Corp.

     Exhibit 5:   Letter to Stockholders of the Company, dated February 26,
                  1999.*

     Exhibit 6:   Opinion, dated February 20, 1999, of Covington Associates.*

     Exhibit 7: Offer to Purchase, dated February 26, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1).**

     Exhibit 8:   Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(2) of the Schedule 14D-1).**

     Exhibit 9: Retention Letter Agreements, dated as of February 19, 1999 among Parent and several employees of the Company (incorporated by reference to Exhibits (c)(12) through (c)(19) of the Schedule 14D-1).

     Exhibit 10: Non-Solicitation Agreements, dated as of February 19, 1999 and February 20, 1999 among Parent and several employees of the Company (incorporated by reference to Exhibits (c)(20) through (c)(27) of the Schedule 14D-1).

     Exhibit 11: Amendment to Executive Severance Benefits Agreement dated February 20, 1999 among John Kingery, Oacis Healthcare Systems, Inc. and Oacis Healthcare Holdings Corp. (incorporated by reference to Exhibit (c)(28) of the Schedule 14D-1).

     Exhibit 12: Conversion Notices dated February 19, 1999 to Oacis Healthcare Holdings Corp. from each of Information Partners Capital Fund, L.P., BCIP Associates, BCIP Trust Associates, L.P. and The Bell Atlantic Systems Group, Inc. (incorporated by reference to Exhibits (c)(29) through (c)(32) of the Schedule 14D-1).

     Exhibit 13: Registration Letters dated February 20, 1999 from each of Fred Goad, John Kingery, Jim McCord and Dennis G. Sisco (incorporated by reference to Exhibits (c)(33) through (c)(36) of the Schedule 14D-1).

     Exhibit 14: Mutual Non-Disclosure Agreement dated November 4, 1998 between Oacis Healthcare Holdings Corp. and Science Applications International Corporation (incorporated by reference to Exhibit (c)(37) of the Schedule 14D-1).

     Exhibit 15: Agreement between Science Applications International Corporation and Oacis Healthcare Holdings Corp. dated as of January 15, 1999 regarding exclusivity and amendment letter dated February 13, 1999 (incorporated by reference to Exhibit
                  (c)(38) of the Schedule 14D-1).
---------------
 * Included in copies of Schedule 14D-9 mailed to stockholders.

** Included in the Offer to Purchase Materials being mailed to Company
   Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Oacis Healthcare Holdings Corp.

                                          By:        /s/ JIM MCCORD
                                            ------------------------------------
                                            Name: Jim McCord
                                            Title: Chairman of the Board and
                                                Chief Executive Officer
Dated: February 26, 1999

                                                                         ANNEX A

                 INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This information is being mailed on or about February 26, 1999 to holders of record of shares of Common Stock, par value $0.01 per share, of Oacis Healthcare Holdings Corp. (the "Company") in connection with the possible election of persons designated by Science Applications International Corporation ("Parent") to the Board of Directors of the Company (the "Company Board") other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 21, 1999, among Parent, Oscar Acquisition Corporation ("Purchaser") and the Company. The Merger Agreement is more fully described under Item 3 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), of which this Annex A is a part. Capitalized terms used and not defined in this Annex A have the meanings assigned to them in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on February 26, 1999. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on March 25, 1999, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     If the Merger Agreement is terminated or if Purchaser does not accept the Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Company Board.

THE PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment by Purchaser for shares of common stock, par value $0.01 per share, of the Company (the "Shares") purchased pursuant to the Offer, Parent shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate such number of directors, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to that number of directors that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this paragraph) multiplied by (ii) the percentage that the number of Shares beneficially owned by Purchaser (including Shares accepted for payment) bears to the number of Shares then outstanding. The Company has agreed in the Merger Agreement that it shall take all action necessary to cause Parent's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors. In addition, the Stockholder Agreements provide that each stockholder party to such agreement shall cause all directors affiliated with such stockholder to resign from the Company Board upon consummation of the Offer. On February 20, 1999, John Kingery, Fred Goad, Dennis Sisco and Jim McCord resigned from the Company Board effective upon the purchase of the shares tendered in the Offer. Such resignations are sufficient for Parent to designate up to eight out of nine directors of the Company following consummation of the Offer. The Company has also agreed to use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company Board of (a) each committee of the Company Board and
(b) each board of directors (and committee thereof) of each Subsidiary. Notwithstanding the foregoing, the Company shall use its best efforts to cause at least two members of the Company Board as of the date of the Merger Agreement who are not employees of the Company to remain members of the Company Board until the Effective Time.

     It is expected that on the date that Purchaser accepts for payment and purchases Shares under the Offer, which the Company expects to be on or after March 25, 1999, the Company will promptly take such other action as will be necessary to enable the Parent Designees (as defined below) to be elected to the Company Board.

     Set forth in the table below are the name, age, present principal occupation or employment and business address for each of the persons who may be designated by Parent as the Parent Designees. Unless otherwise indicated, the business address for each individual listed below is 10260 Campus Point Drive, M/S F3, San Diego, CA 92121. Each of the individuals listed below is a citizen of the United States. "Parent Designees" shall mean all of the individuals set forth below.

NAME OF PURCHASER DESIGNEE    AGE       PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
--------------------------    ---       -----------------------------------------------
J.R. Beyster............       74    Chairman of the Board, Chief Executive Officer and a
                                     Director of Parent since the Company was founded and
                                     President of the Parent since 1998.
D.A. Cox................       51    Executive Vice President of Parent since January 1998.
                                     Mr. Cox has held various positions with Parent since
                                     1988, including serving as a Sector Vice President
                                     from 1996 to 1998. He is also President and a member
                                     of the Board of Directors of Purchaser.
J.E. Glancy.............       52    Corporate Executive Vice President since January 1994
                                     and a Director of the Parent since July 1994. Dr.
                                     Glancy has held various positions with Parent since
                                     1976, including serving as a Sector Vice President
                                     from 1991 to 1994. Dr. Glancy is also a director of
                                     Network Solutions, Inc.
J.D. Heipt..............       56    Senior Vice President for Administration and Secretary
                                     of Parent since 1984. Mr. Heipt has held various
                                     positions with Parent since 1979. Mr. Heipt is also a
                                     director of Network Solutions, Inc.
P.N. Pavlics............       38    Senior Vice President since January 1997 and
                                     Controller of Parent since 1993. Mr. Pavlics has held
                                     various positions with Parent since 1985, including
                                     serving as a Corporate Vice President from 1993 to
                                     January 1997.
W.A. Roper, Jr..........       52    Senior Vice President and Chief Financial Officer of
                                     Parent since 1990. Mr. Roper is also Chief Financial
                                     Officer and a member of the Board of Directors of
                                     Purchaser. Mr. Roper is also a director of Network
                                     Solutions, Inc.
D.E. Scott..............       41    Senior Vice President of Parent since January 1997 and
                                     General Counsel of Parent since 1992. Mr. Scott has
                                     held various positions with Parent since 1987,
                                     including serving as a Corporate Vice President from
                                     1992 to January 1997.
T. Trent................       35    Vice President of Purchaser since the Company was
                                     founded. Mr. Trent has held various positions with
                                     Parent since 1993, including serving as Vice President
                                     for Corporate Development from July 1993 to October
                                     1995, Corporate Vice President for Corporate
                                     Development from October 1995 to July 1997 and Senior
                                     Vice President from July 1997 to January 1998. Since
                                     January 1999, Mr. Trent is Group Senior Vice President
                                     of Parent.
K.A. Werner.............       38    Secretary of Purchaser since the Company was founded.
                                     Mr. Werner was a partner/shareholder at the law firm
                                     of Seltzer Caplan Wilkins & McMahon from 1990 to 1995.
                                     He was Corporate Counsel of Parent from 1995 to 1997.
                                     Since May 1997, Mr. Werner has served as Associate
                                     General Counsel of Parent.

     Any other officer of Parent or Purchaser listed in Schedule I to the Offer to Purchase dated February 26, 1999, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Purchaser may also be designated by Purchaser as a Parent Designee. The information with respect to the Parent Designees has been supplied by Purchaser for inclusion herein.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. As of February 19, 1999, there were approximately 10,619,646 Shares outstanding and approximately 13,261,619 Shares outstanding on a fully diluted basis. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter. The Company Board currently consists of seven members.

CURRENT MEMBERS OF THE COMPANY BOARD

     To the extent that the Company Board will consist of persons who are not among the Parent Designees, the Company Board is expected to consist of persons who are currently directors of the Company who have not resigned.

     The following table sets forth as to each director, his age, year first elected a director and business experience. This information was provided to the Company by the respective director.

                                AGE (AS OF    YEAR FIRST
                               FEBRUARY 10,    ELECTED
            NAME                  1999)        DIRECTOR    BUSINESS EXPERIENCE AND CURRENT DIRECTORSHIPS
            ----               ------------   ----------   ---------------------------------------------
Jim McCord...................  56                1994      Mr. McCord joined the Company in May 1994 as
                                                           Chief Executive Officer and has served as a
                                                           director since joining the Company. In March
                                                           1996, he was appointed Chairman of the Board
                                                           of Directors. From January 1986 to March
                                                           1994, Mr. McCord served as a Vice President
                                                           of Shared Medical Systems Corporation
                                                           ("SMS"), where he started and managed the
                                                           Decision Support Systems Group, an
                                                           independent business unit that provides
                                                           analystic products and services to senior
                                                           healthcare managers and professionals in the
                                                           SMS client base. From 1974 through 1985, Mr.
                                                           McCord was founder and Chief Executive
                                                           Officer of SysteMetrics, Inc., a health
                                                           services research and information company
                                                           that is now part of Medical Economics, a
                                                           Thompson Communications Company.
Alan W. Crites...............  46                1995      Mr. Crites has served as a director of the
                                                           Company since May 1995. He has been a General
                                                           Partner of InterWest Partners, a venture
                                                           capital investment firm, since November 1989.
                                                           He also serves as a director of Gadzooks,
                                                           Inc., and several privately held companies.
David Dominik................  43                1994      Mr. Dominik has served as a director of the
                                                           Company since May 1994. Mr. Dominik has been
                                                           a General Partner of Information Partners,
                                                           the General Partner of Information Partners
                                                           Capital Fund, L.P., a venture capital
                                                           investment firm, since January 1990, and
                                                           Managing Director of Information Partners,
                                                           Inc. since June 1993. In addition, he has
                                                           been a Managing Director of Bain Capital,
                                                           Inc., an investment firm, since June 1993 and
                                                           is a General Partner of BCIP Associates and
                                                           BCIP Trust Associates, L.P.

                                AGE (AS OF    YEAR FIRST
                               FEBRUARY 10,    ELECTED
            NAME                  1999)        DIRECTOR    BUSINESS EXPERIENCE AND CURRENT DIRECTORSHIPS
            ----               ------------   ----------   ---------------------------------------------
Fred Goad....................  58                1996      Mr. Goad joined the Company as a director in
                                                           October 1996. Mr. Goad joined ENVOY
                                                           Corporation, a data transactions company, in
                                                           August 1984 as a director and President, and
                                                           was elected Chairman and Co-Chief Executive
                                                           Officer in 1995. Mr. Goad also serves as a
                                                           director of Performance Food Group, Inc. and
                                                           three privately held companies. Mr. Goad was
                                                           a founding member of the Nashville Healthcare
                                                           Council.
John Kingery.................  53                1997      Mr. Kingery served as a consultant to the
                                                           Company from February 1996 to March 1996, at
                                                           which time he joined the Company as President
                                                           and Chief Operating Officer. He was appointed
                                                           as a director in January 1997. From June 1992
                                                           to March 1996, Mr. Kingery provided interim
                                                           management and consulting services to high
                                                           growth companies. From January 1991 to May
                                                           1992, he was the founder and President of
                                                           Summit Credit Corporation, a company that
                                                           arranges financing for medical diagnostic
                                                           imaging equipment.
Dennis G. Sisco..............  52                1994      Mr. Sisco has served as a director of the
                                                           Company since May 1994. Mr. Sisco has been a
                                                           partner of Behrman Capital, a private equity
                                                           investment firm, since January 1998. From
                                                           1988 to February 1997, he was employed by the
                                                           Dun & Bradstreet Corporation and Cognizant
                                                           Corporation, which was spun off from Dun &
                                                           Bradstreet in November 1996. At Dun &
                                                           Bradstreet and Cognizant, Mr. Sisco was an
                                                           Executive Vice President with responsibility
                                                           for several operating units as well as
                                                           business development. He also serves as a
                                                           director of Gartner Group, Inc., Aspect
                                                           Development, Inc., TSI Software International
                                                           and several privately held companies.
William H. Younger, Jr.......  49                1994      Mr. Younger has served as a director of the
                                                           Company since May 1994. Mr. Younger is a
                                                           managing director of the general partner of
                                                           Sutter Hill Ventures, a venture capital
                                                           investment firm, where he has been employed
                                                           since 1981. He also serves as a director of
                                                           Celeritek, FORTE Software, Information
                                                           Advantage and several privately held
                                                           companies.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table and footnotes thereto set forth information regarding the beneficial ownership of common stock of the Company ("Common Stock") as of February 19, 1999 by (a) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, (b) each of the Company's directors, (c) each Named Executive Officer (as defined in "Summary Compensation Table") and (d) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes, the persons named in the table have sole voting and investment power with respect to all Shares indicated as beneficially owned by them.

                                                                COMMON STOCK BENEFICIALLY
                                                                        OWNED(1)
                                                              -----------------------------
                                                                                   PERCENT
                            NAME                              NUMBER OF SHARES    OWNERSHIP
                            ----                              ----------------    ---------
Entities affiliated with Information Partners(2)............     1,880,151             17.5%
  Two Copley Place
  Boston, MA 02116
Sutter Hill Ventures(3).....................................     1,238,672             11.6
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94304
Entities affiliated with InterWest Partners(4)..............     1,129,944             10.6
  3000 Sand Hill Road
  Building 3, Suite 255 Menlo Park, CA 94025
IMS Health Incorporated(5)..................................     1,110,661             10.4
  200 Nyala Farms Road
  Westport, CT 06897
Entities affiliated with Sequoia Capital(6).................       706,215              6.7
  3000 Sand Hill Road
  Building 3, Suite 255 Menlo Park, CA 94025
Entities affiliated with Weiss, Peck & Greer(7).............       628,091              5.9
  555 California Street, Suite 4760
  San Francisco, CA 94104
Jim McCord(8)...............................................       578,818              5.2
John Kingery(9).............................................       354,135              3.2
Alan W. Crites(10)..........................................     1,157,444             10.9
David Dominik(11)...........................................     1,895,151             17.6
Fred C. Goad, Jr.(12).......................................        15,000                *
Dennis G. Sisco(13).........................................        15,000                *
William H. Younger, Jr.(3)..................................     1,238,672             11.6
Louis Delzompo(14)..........................................       127,594              1.2
Louis Bunz(15)..............................................       105,000              1.0
Lee Ann Slinkard(16)........................................       149,053              1.4
All directors and executive officers as a group (11
  persons)(17)..............................................     5,818,330             48.0

---------------
  *  Represents holdings of less than one percent.

 (1) At February 19, 1999, there were 10,619,646 Shares outstanding, excluding 2,348,762 Shares underlying outstanding stock options. Percentages for each person or group listed have been calculated assuming the exercise of all stock options owned by such person or group listed.

 (2) Includes 1,603,525 shares held by Information Partners Capital Fund, L.P., 90,332 shares held by BCIP Associates and 39,688 shares held by BCIP Trust Associates, L.P. Also includes Shares issuable upon the exercise of warrants held by Information Partners Capital Fund, L.P. to purchase 135,757 shares, warrants held by BCIP Associates to purchase 4,398 shares and warrants held by BCIP Trust Associates, L.P. to purchase 6,451 shares.

 (3) Includes 819,216 shares held by Sutter Hill Ventures, a California limited partnership ("Sutter Hill"), over which Mr. Younger, a director of the Company, shares voting and investment power with four other partners of the general partner of Sutter Hill. Also includes 82,449 shares held by Mr. Younger, 15,000 shares issuable upon the exercise of stock options held by Mr. Younger and 322,007 shares held by the other four partners and their related family entities. Mr. Younger disclaims beneficial ownership of shares held by Sutter Hill and the other persons and entities except to the extent of his proportionate partnership interest in Sutter Hill.

 (4) Includes 1,122,882 shares held by InterWest Partners V, L.P. and 7,062 shares held by InterWest Investors V.

 (5) Includes 10,000 shares issuable upon the exercise of stock options. These options were granted to Mr. Sisco, a director of the Company, under the 1996 Director Option Plan and were assigned by Mr. Sisco to IMS Health Incorporated.

 (6) Includes 663,842 shares held by Sequoia Capital Growth Fund and 42,373 shares held by Sequoia Technology Partners III.

 (7) Includes 342,982 shares held by WPG Enterprises Fund II, L.P. and 285,109 shares held by Weiss, Peck & Greer Venture Associates III, L.P.

 (8) Includes 529,771 shares issuable upon the exercise of stock options.

 (9) Includes 354,135 shares issuable upon the exercise of stock options.

(10) Includes 1,122,882 shares held by InterWest Partners V, L.P. and 7,062 shares held by InterWest Investors V. Mr. Crites disclaims beneficial ownership of shares held by such entities, except as to the extent of his proportionate partnership interest therein. Also includes 27,500 shares issuable upon the exercise of stock options held by Mr. Crites.

(11) Includes 1,603,525 shares held by Information Partners Capital Fund, L.P., 90,332 shares held by BCIP Associates and 39,688 shares held by BCIP Trust Associates, L.P. Also includes Shares issuable upon the exercise of (i) warrants held by Information Partners Capital Fund, L.P. to purchase 135,757 shares, warrants held by BCIP Associates to purchase 4,398 shares and warrants held by BCIP Trust Associates, L.P. to purchase 6,451 shares and (ii) options to purchase 15,000 shares held by Mr. Dominik. Mr. Dominik is a general partner of Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P., and disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein.

(12) Includes 15,000 shares issuable upon the exercise of stock options.

(13) Includes 15,000 shares issuable upon the exercise of stock options.

(14) Includes 124,655 shares issuable upon the exercise of stock options.

(15) Includes 105,000 shares issuable upon the exercise of stock options.

(16) Includes 143,096 shares issuable upon the exercise of stock options.

(17) Includes 1,513,176 shares issuable upon the exercise of stock options.

                                   MANAGEMENT

     Set forth below is certain information regarding the executive officers of the Company.

                         AGE (AS OF
                        FEBRUARY 10,
         NAME              1999)        POSITION WITH THE COMPANY AND OTHER BUSINESS EXPERIENCE
         ----           ------------    -------------------------------------------------------
Jim McCord............       56        See biography in "Current Members of the Company Board."
John Kingery..........       53        See biography in "Current Members of the Company Board."
Stephen F.                             Mr. Ghiglieri joined the Company in July 1994 as Vice
  Ghiglieri...........       37        President of Finance and Administration and Chief
                                       Financial Officer. He was appointed Secretary in September
                                       1994. From March 1992 to July 1994, he served as
                                       Controller for Oclassen Pharmaceuticals, Inc., a developer and marketer of prescription pharmaceuticals. From August
                                       1984 to March 1992, he was employed by Price Waterhouse,
                                       most recently as an audit manager, where he specialized in high growth health and life sciences companies. Mr.
                                       Ghiglieri is a certified public accountant.
Louis Bunz............       50        Mr. Bunz joined the Company in August 1997 as Area Vice
                                       President of Sales and in October 1997 was promoted to
                                       Vice President of Sales. From April 1996 to July 1997 Mr.
                                       Bunz served as Director of Customer Business Development
                                       for Motorola Emtek Health Care Division and from July 1989 to April 1996 served as Vice President of Sales for
                                       Transitions Systems, Inc.
Louis Delzompo........       39        Mr. Delzompo joined the Company in July 1996 as Vice
                                       President of Development. From April 1987 to July 1996, he
                                       was employed by Sun Microsystems, Inc. in a variety of
                                       product marketing management and software development
                                       management positions, serving most recently as Director of
                                       Network Access and Messaging Development. From July 1981
                                       to March 1987, he was employed by Data General Corporation as a systems engineer and product marketing manager.
Lee Ann Slinkard......       43        Ms. Slinkard has worked for the Company since September
                                       1986. She has served in a variety of roles, including
                                       Director of Installation Services and Director of Client
                                       Services. In May 1994, she was appointed Vice President of
                                       Client Services and in October 1994 she was appointed Vice
                                       President of Professional Services.

Each executive officer of the Company serves at the pleasure of the Company
Board.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of the Shares, to file with the Commission and the Nasdaq National Market, initial reports of beneficial ownership and reports of changes in beneficial ownership of Shares. Such persons are required by regulations of the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the reports and representations furnished to the Company during the last fiscal year, the Company believes that for the year ended December 31, 1998, each of the persons required to file reports under Section 16(a) of the Exchange Act is in compliance with all applicable filing requirements with the exception of Mr. Goad, a director, who did not timely file a Form 4 for a reportable transaction during the year.

BOARD AND COMMITTEE MEETINGS

     The Board of Director held four meetings during the fiscal year ended December 31, 1998 ("1998 Fiscal Year"). The Board of Directors has an Audit Committee and a Compensation Committee but does not have a nominating committee or a committee performing the function of a nominating committee. From time to time, the Board has created various ad hoc committees for special purposes. No such committee is currently functioning.

     The Audit Committee currently consists of directors Alan C. Crites and William H. Younger, Jr. The Audit Committee held two meetings during the 1998 Fiscal Year. The Audit Committee reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors.

     The Compensation Committee currently consists of directors David Dominik, Dennis G. Sisco and William H. Younger, Jr. The Compensation Committee held two meetings during the 1998 Fiscal Year. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all executive officers of the Company, administers the Company's 1996 Stock Plan and 1996 Employee Stock Purchase Plan with respect to grants made thereunder to executive officers, and reviews general policies relating to compensation and benefits of employees of the Company.

     During the 1998 Fiscal Year, each Board Member attended 75% or more of the meetings of the Board of Directors and of the committees of the Board on which the director served during the period for which he was a director or committee member, respectively.

                           SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning compensation paid to or accrued for the Company's Chief Executive Officer and each of the other four most highly compensated current executive officers of the Company, determined as of December 31, 1998 (hereafter collectively referred to as the "Named Executive Officers"), for the fiscal years ended December 31, 1996, 1997 and 1998:

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                                                          ------------
                                                           ANNUAL COMPENSATION             NUMBER OF
                                                   ------------------------------------    SECURITIES
                                                                         OTHER ANNUAL      UNDERLYING
       NAME AND PRINCIPAL POSITION          YEAR    SALARY     BONUS    COMPENSATION(1)   OPTIONS/SARS
       ---------------------------          ----   --------   -------   ---------------   ------------
Jim McCord................................  1998   $218,400   $    --       $ 2,657          22,715(2)
Chairman of the Board and                   1997    218,053        --         2,406          72,715
Chief Executive Officer                     1996    201,667    45,375         4,713              --
John Kingery..............................  1998    208,000        --         2,657         304,135(2)
President and Chief                         1997    207,667        --         3,031          91,635
Operating Officer                           1996    150,000    45,000         3,228         262,500
Louis Bunz................................  1998    140,000        --        82,564(3)       75,000(2)
Vice President of Sales                     1997     69,333        --         9,479         105,000
                                            1996         --        --            --              --
Louis Delzompo............................  1998    185,000        --         5,962         104,655(2)
Vice President of                           1997    164,942        --         5,039          49,655
Development                                 1996     96,115    14,000         1,729          75,000
Lee Ann Slinkard..........................  1998    151,250        --        32,069(4)       26,850(2)
Vice President of                           1997    150,417        --         1,099          56,850
Professional Services                       1996    131,250    29,520        45,598              --

---------------
(1) Includes relocation reimbursements and health and disability insurance premiums.

(2) Options reflect repricing of options previously granted.

(3) Includes $79,811 in sales commissions.

(4) Includes $30,000 in sales commissions.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 1998. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Common Stock.

                                             INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE VALUE
                         ---------------------------------------------------------        AT ASSUMED ANNUAL
                          NUMBER OF       % OF TOTAL                                    RATES OF STOCK PRICE
                          SECURITIES     OPTIONS/SARS                                  APPRECIATION FOR OPTION
                          UNDERLYING      GRANTED TO     EXERCISE OR                           TERM(3)
                         OPTIONS/SARS    EMPLOYEES IN     BASE PRICE    EXPIRATION   ---------------------------
         NAME              GRANTED      FISCAL YEAR(1)   PER SHARE(2)      DATE          5%             10%
         ----            ------------   --------------   ------------   ----------   -----------   -------------
Jim McCord.............     22,715(4)        1.86%          $3.50       05/22/2007    $ 43,830      $  107,959
John Kingery...........    262,500(5)       21.45            3.50       03/21/2006     438,659       1,050,671
                            41,635(6)        3.40            3.50       01/16/2008      91,641         232,242
Louis Bunz.............     30,000(7)        2.45            3.50       08/11/2007      57,889         142,584
                            45,000(7)        3.68            3.50       12/18/2007      86,832         213,876
Louis Delzompo.........     75,000(7)        6.13            3.50       07/24/2006     125,331         300,191
                            29,655(4)        2.42            3.50       05/22/2007      57,222         140,943
Lee Ann Slinkard.......     18,000(7)        1.47            3.50       01/22/2007      34,732         85,5500
                             8,850(4)        0.72            3.50       05/22/2007      17,077          42,062

---------------
 (1) Based on an aggregate of 1,223,897 options granted by the Company in the year ended December 31, 1998 to employees of the Company, including the Named Executive Officers, certain of such grants being subject to stockholder approval. All options granted in 1998 were granted in connection with the repricing of previously granted options.

 (2) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant.

 (3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

 (4) Options were granted under the 1996 Stock Option Plan (the "1996 Plan" and vest in equal monthly installments over 72 months.

 (5) Options were granted under the 1995 Key Person Plan and vest in equal monthly installments over 48 months.

 (6) 20,000 options were granted under the 1996 Plan and vest in equal monthly installments over 48 months and 21,635 options were granted under the 1996 Plan and vest in equal monthly installments over 72 months.

 (7) Options were granted under the 1996 Plan and vest in equal monthly installments over 48 months.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                         AND YEAR-END OPTION/SAR VALUES

     The following table sets forth certain information with respect to the Named Executive Officers concerning option exercises for the year ended December 31, 1998 and exercisable and unexercisable options held as of December 31, 1998:

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                OPTIONS/SARS AT               OPTIONS/SARS AT
                                SHARES                         DECEMBER 31, 1998           DECEMBER 31, 1998(2)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME               EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Jim McCord..................      --            $--         444,871         84,900       $963,772        $34,894
John Kingery................      --             --         128,498        225,637             --             --
Louis Bunz..................      --             --           7,811         97,189             --             --
Louis Delzompo..............      --             --          31,087         93,568             --             --
Lee Ann Slinkard............      --             --          86,521         56,575        176,815         11,630

---------------
(1) Based on the date of exercise, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

(2) Based on the difference between the fair market value of Common Stock on December 31, 1998 of $2.625, and the option exercise price, multiplied by the number of shares underlying the option.

EXECUTIVE SEVERANCE BENEFITS AGREEMENT

     The Company has entered into Executive Severance Benefit Agreements dated as of October 13, 1998 (each an "Executive Severance Agreement"), with each of Messrs. Kingery, McCord, Ghiglieri, Delzompo, Bunz, Allen, Kennick and Larsen, Ms. Slinkard and Ms. Ottesen (each, an "Executive") providing for certain benefits (the "Severance Benefits") if the Executive's employment is terminated beginning two months prior to and ending 18 months following a Change in Control (as defined below) other than termination for "cause" (as defined below).

     The Company also is obligated to pay Severance Benefits if the Executive's employment terminates due to a Constructive Termination beginning two months prior to and ending 18 months following a Change in Control. Constructive Termination includes: (i) the assignment to Executive of any duties or responsibilities which result in a diminution in Executive's position or function as in effect immediately prior to the earlier of the date of termination of employment or the date of the Change in Control; provided, however, that a mere change in Executive's title or reporting relationships, without a resulting change in duties or responsibilities as described above, shall not constitute a Constructive Termination; (ii) a reduction by the Company in Executive's base salary, as in effect on the date of the Change in Control or as increased thereafter; (iii) any failure by the Company to continue in effect any benefit plan or program, including incentive plans or plans with respect to the receipt of securities of the Company, in which Executive was participating immediately prior to a Change in Control (hereinafter referred to as "Benefit Plans"); the taking of any action by the Company that would adversely affect Executive's participation in or reduce Executive's benefits under the Benefit Plans or deprive Executive of any fringe benefit that Executive enjoyed immediately prior to a Change in Control; or the failure by the Company to provide Executive with compensation and benefits at levels that are competitive with levels in the employment market in terms of Executive's title, position and responsibilities immediately prior to a Change in Control; provided, however, that no Constructive Termination shall be deemed to have occurred following a Change in Control if the Company provides for Executive's participation in Benefit Plans and programs which, taken as a whole, are comparable to the Benefit Plans and provides Executive with compensation and benefits at levels that are competitive with levels in the employment market in terms of Executive's title, position and responsibilities immediately prior to the Change in Control, as Executive determines in good faith; (iv) a relocation of Executive's business office to a location more than thirty (30) miles from the location at which Executive performed duties as of the date of the Executive Severance Agreement, except for required travel by Executive on the Company's business to an extent substantially consistent with Executive's business travel obligations prior to the Change in Control; (v) a material breach by the Company of any provision of the Executive Severance Agreement or any other material agreement between Executive and the Company concerning the terms and conditions of Executive's employment; or (vi) any failure by the Company to obtain the assumption of the Executive Severance Agreement or any other material agreement between Executive and the Company concerning the terms and conditions of Executive's employment by any successor or assign of the Company.

     The Severance Benefits consist of a payment from the Company to the Executive of the Executive's annual base salary and a multiple of the target annual bonus in effect at the time of termination. The Executive Severance Agreements also provide that if the Executive elects continued coverage under federal COBRA law, the Company shall pay the premiums of Executive's group health insurance coverage, including coverage for Executive's eligible dependents for a period not to exceed eighteen months.

     The Severance Benefits are conditioned upon the Executive's execution of a release (a "Release"), a form of which is attached to the Executive Severance Agreement that relates to all of Executive's rights and claims in existence at the time of execution of such Release and which confirms Executive's obligations under the Company's standard form of proprietary information and inventions agreement.

     Mr. Kingery's Executive Severance Agreement was amended as of February 20, 1999 and provides that, in the event of a sale of the Company to Purchaser, instead of receiving the Severance Benefits described above, he shall receive a lump sum payment in the amount of $325,000 and the Company shall pay the premiums of his group health insurance coverage, including coverage of his eligible dependents, for a period not to exceed 12 months. For the purposes of the Executive Severance Agreements, "Change in Control" means (i) a sale of substantially all of the assets of the Company; (ii) a merger or consolidation in which the Company is not the surviving corporation; (iii) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; (iv) a reorganization of the business of the Company which results in a material change in the business plan or business model or operations of the Company; or (v) the individuals who, as of October 13, 1998, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least fifty percent (50%) of the Board (provided, however,that if the election, or nomination for election, by the Company's stockholders of any new director was approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board).

     For purposes of the Executive Severance Agreements, "Cause" means that, in the reasonable determination of the Company or, in the case of the Chief Executive Officer, the Company Board, Executive (i) has committed an intentional act to materially injure the Company; (ii) has intentionally refused or failed to follow lawful and reasonable directions of the Company Board or the appropriate individual to whom Executive reports; (iii) has willfully and habitually neglected Executive's duties for the Company; or (iv) has been convicted of a felony involving moral turpitude that is likely to inflict or has inflicted material injury on the Company. Notwithstanding the foregoing, cause shall not exist unless the conduct described in the preceding sentence has not been cured within fifteen (15) days following Executive's receipt of written notice from the Company or the Company Board, as the case may be, specifying the particulars of the conduct constituting Cause.

     Upon successful completion of the Offer, a Change in Control will have occurred.

COMPENSATION OF DIRECTORS

     Directors currently do not receive any cash compensation from the Company for their service as members of the Company Board or any committee of the Company Board, although they are reimbursed for certain reasonable expenses in connection with attendance at Company Board and committee meetings. Under the 1996 Director Option Plan (the "Director Plan"), each director who is not an employee of the Company receives an option to purchase 10,000 shares of Common Stock upon joining the Company Board. In addition, on the first day following each annual meeting of stockholders, each re-elected nonemployee director who has served as a director for at least six months receives an option to purchase 2,500 shares of Common Stock. The exercise price of all options granted under the Director Plan equals the fair market value of the Common Stock on the date of grant. Options granted under the Director Plan vest monthly over 12 months from the date of grant. Options to purchase an aggregate of 22,500 shares of Common Stock were granted under the Director Plan at a weighted average exercise price of $4.22 in 1998. Employee directors do not receive any compensation or stock option grants for serving as directors or for attending Company Board or committee meetings. However, they are reimbursed for certain reasonable expenses in connection with attendance at Company Board and committee meetings.

     Under the terms of indemnification agreements with each of the Company's directors, the Company is obligated to indemnify each director against certain claims and expenses for which the director might be held liable in connection with past or future service on the Company Board. In addition, the Company's certificate of incorporation provides that, to the greatest extent permitted by the Delaware Law, its directors shall not be liable for monetary damages for breach of fiduciary duty as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee currently consists of directors David Dominik, Dennis G. Sisco and William H. Younger, Jr. No executive officer of the Company served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during the last fiscal year.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
 99.4        Text of Press Release dated February 22, 1999, issued by
             Oacis Healthcare Holdings Corp.
 99.5        Letter to Stockholders of the Company, dated February 26,
             1999.
 99.6        Opinion, dated February 20, 1999, of Covington Associates
             LLC.